Exhibit 4.9
Shell Expatriate Employment US Inc
One Shell Plaza
910 Louisiana
Houston, TX 77210-4704
Tel: 713-241-9272
Fax: 713-241-1612
e-mail: pam.braun@shell.com
Internet http://www.shell.com
RE: TERMS OF EMPLOYMENT
22 July 2005
Mrs. L.Z. Cook
Dear Linda,
Introduction, effective date
As you are aware, on 28 October 2004 the Boards of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“Royal Dutch”) and The “Shell” Transport and Trading Company, p.l.c. (“ST&T”) announced their intention to propose to the shareholders of Royal Dutch and ST&T the unification of ST&T and Royal Dutch under a single new parent company called Royal Dutch Shell plc (the “Transaction”). The Transaction is effectuated, for Royal Dutch, by means of a public offer by Royal Dutch Shell plc to acquire Royal Dutch shares in exchange for shares in Royal Dutch Shell plc, and in the case of ST&T, through a scheme of arrangement under section 425 of the U.K. Companies Act between ST&T and ST&T Ordinary Shareholders (including holders of ST&T Bearer Warrants).
We hereby confirm that with effect from 1 August 2005, you will be employed by Shell Expatriate Employment US Inc (hereinafter referred to as “SEEUS”) on the terms specified in:
•	this letter,
•	the enclosed Confidentiality & Intellectual Property Agreement for Employees;
•	the enclosed document entitled “Waiver of Eligibility for Certain SEEUS Benefits” and
•	the enclosed loan assignment agreement,
which documents collectively constitute, and in this letter and the aforementioned enclosures will be collectively referred to as the “Contract of Employment”.
The terms and conditions laid down in the Contract of Employment together define the contractual relationship between you and SEEUS. By accepting the terms and conditions of the Contract of Employment in the manner indicated below you agree that your present employment contract(s) and related (loan) assignment agreement(s), if any, with any company of the Shell Group (including, without limitation, the arrangements with SEEUS documented in the letter of July 28, 2004, with appendices) will come to an end as and when the Contract of Employment takes effect in accordance with the foregoing.
Employing Company
You will be employed by SEEUS. Companies in the Shell Group operate worldwide. While you will be employed by SEEUS in The Hague, the Netherlands, it is a condition of your Contract of Employment that you are prepared to work at other locations in the Netherlands and elsewhere overseas in the future if required to do so, in either case possibly for other companies in the Shell Group. In addition, in performing your duties, you will be required to travel both within the Netherlands, the U.K. and elsewhere abroad, depending on business requirements.
You will be employed as an employee of SEEUS to provide management services to SEEUS and, as such, will be properly appointed as a Director of SEEUS, and you are an Executive Director of Royal Dutch Shell plc. In connection with this latter function, you will be loan assigned to Royal Dutch Shell plc in accordance with the terms of the loan assignment agreement enclosed with this letter. For the avoidance of doubt, the parties record that it is not the intention to create any contract of employment between you and Royal Dutch Shell plc.
Remuneration Package
Your base salary will be € 850,000 gross per annum.
Your base salary will be fully pensionable and will be converted into a US-dollar amount for SEEUS pension and benefit plan purposes on a quarterly basis (or more frequently as advised by U.S. Tax Counsel) to account for future exchange rate fluctuations.
Part of your salary instalments will be paid out in US dollars in the US and part in Euros in the Netherlands. Please indicate the number of Euros you would like to receive in your Netherlands account. You may change this amount during your assignment if required. Your Euro salary instalments will be paid on a monthly basis. Your dollar instalments will be paid semi-monthly in arrears.
You will be responsible for meeting your Dutch tax liability on all elements of your income; consequently you are not paid under the standard US balance sheet expatriate pay program. Please refer to the enclosed Summary of Remuneration and Benefits for additional details on taxation.
Your base salary will be reviewed periodically, typically on 1 July of each year. Details of this process will be advised to you separately.
Standard Benefits
As an employee of SEEUS, you will continue to to participate in SEEUS’ retirementand savings plans, and be eligible to continue participation in other benefits available to all SEEUS employees in accordance with their terms. In addition, you maintain your eligibility to participate in other US benefits plans, except to the extent you are ineligible as described in the Summary of Remuneration and Benefits and the Waiver of Eligibility for Certain SEEUS Benefits.
Vacation
You will be eligible to take 30 working days’ leave per annum.
Education
SEEUS will pay, or will arrange for the payment of, the costs of your children’s secondary education in the Netherlands while attending an international school (or equivalent), or, if applicable, the costs of appropriate secondary education in the U.S., such as through boarding schools or equivalent. Please refer to the Summary of Remuneration and Benefits for additional details.
Further Benefits
Apart from your pensionable base salary, which may be revised annually, you may be eligible for an annual bonus as well as for awards under certain (discretionary) Shell Group share plans. These and other applicable benefits are described in outline in the enclosed “Summary of Remuneration and Benefits”. This Summary is for information purposes only, and no rights can be derived from it. Throughout the term of your employment with SEEUS we will periodically furnish you with an update of the “Summary of Remuneration and Benefits”.
Your remuneration and benefits are determined individually, and you will be individually informed about any changes in them. General announcements concerning changes in remuneration and benefits will not apply to you unless stated otherwise.
Please note that your personal particulars will be entered in our records and that we are obliged by law to release certain data to the tax and social security authorities in the Netherlands, the United Kingdom and/or the United States of America, as the case may be.
Confidentiality and Intellectual Property
Throughout your employment with SEEUS and, as stipulated therein, at any time thereafter, you will maintain the secrecy of all matters which may come to your knowledge in connection with your employment by SEEUS (including, without limitation, any information which comes into your possession in connection with your loan assignment to Royal Dutch Shell plc) in accordance with the enclosed Confidentiality & Intellectual Property Agreement for Employees.
Intellectual property rights will accrue to SEEUS and/or any other Shell company, as the case may be, as set out in the enclosed Confidentiality & Intellectual Property Agreement for Employees.

Conflict of Interest and Business Integrity
Shell companies have a rigorous policy regarding outside employment and interests, financial or other participation in businesses, ownership of mineral and other interests, contractor and supplier relations, and gifts and entertainment. In adherence to this policy, without our prior consent or that of any other relevant company of the Shell Group, as may be required, you will not, directly or indirectly:
a.	have any financial interest in works of, or contracts awarded by, a company forming part of, or associated with, the Shell Group, or in supplies effected or services rendered to or by such a company;

b.	in connection with your duties in our service, seek or accept from third parties to your own advantage any favour in whatsoever form or howsoever described; and/or

c.	make use for your own benefit of personnel or property of a company forming part of, or associated with, the Shell Group.
Without prejudice to the foregoing, monetary payments received from external appointments (i.e. outside directorships and similar sources) must be paid over to and retained by your employer. Fees paid in stock and/or stock entitlements are for your account, including the related taxation thereon. Disclosure of the latter is subject to applicable corporate governance regulations.
We would ask you to carefully read the enclosed Statement of General Business Principles. During your employment with one of the companies of the Shell Group you should abide by these principles at all times.
Non Compete
You hereby declare that on the termination of service you will be prepared, at the written request of SEEUS, not to enter the service, or work on behalf of, your own or another company, enterprise or institution active in the same field as SEEUS or a company or enterprise for which, or on whose behalf, you have worked regularly or for a long period on SEEUS’ or Royal Dutch Shell plc’s instructions, for a period to be determined by SEEUS, but in any case not exceeding twelve months.
If and for so long as you are subject to and abide by the aforementioned restriction and are thereby largely prevented from taking up employment other than with SEEUS, SEEUS will pay you each month an indemnification equal to your monthly Average Final Compensation as calculated for pension purposes. Reasonable compensation will also be paid in respect of those expenses for which full or partial reimbursement would have been granted under SEEUS’ arrangements if you were still in SEEUS’ service.
Health and Safety
SEEUS will ensure that all measures are taken that can reasonably be required of an employer for your safety and health during your work. You will observe the care that can reasonably be required of you to avoid endangering your own safety and health and those of other employees and to prevent damage to SEEUS’ property or that of other Shell Group companies. You will adhere to SEEUS and/or Royal Dutch Shell plc’s instructions in those respects.

Designated Means of Transportation
You declare that you are prepared to make use, for the purposes of your work, of such means of transport as SEEUS may indicate.
Termination of Contract of Employment
Without prejudice to applicable statutory provisions, your service with SEEUS will terminate:
a.	by notice given in writing by either party with effect from the last day of a calendar month, with due observance of the statutory period of notice;

b.	automatically on your retirement; or

c.	on the day on which you enter the service of another company forming part of, or associated with, the Shell Group;
on the earlier of these occasions.
Applicable Law and Arbitration
This Contract of Employment (including, without limitation, the loan assignment agreement which forms part of this Contract of Employment) shall be governed solely by Netherlands law, even where you are working outside the Netherlands. For the avoidance of any doubt we note that the retirement, benefits and saving plans will remain governed by the laws that are applicable to the plans.
All disputes arising out of or in connection with the said Contract of Employment (including, without limitation, those arising under the aforementioned loan assignment agreement) shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) (the “ICC Rules”), as amended from time to time. The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules. Except as otherwise agreed by the parties, the chairman of the tribunal must have at least 20 years experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 12 May 2005) and each other arbitrator must have at least 20 years experience as a qualified lawyer. The place of arbitration shall be The Hague, The Netherlands. The language of the arbitration shall be English.
Each party hereby waives, to the fullest extent permitted by law:
a.	any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or

b.	any right it may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.
For the purposes of this clause, the term “dispute” shall mean any dispute, controversy or claim.

We hope you will find this offer acceptable. We would appreciate it if you could, at your earliest convenience, but in any event before 1 August 2005, complete, sign and return the following documents as confirmation of your acceptance of the terms of the Contract of Employment:
•	The duplicate copy of this letter;
•	The duplicate copy of the loan assignment agreement;
•	The Waiver of Eligibility for Certain SEEUS Benefits; and
•	The duplicate copy of the Confidentiality & Intellectual Property Agreement for Employees.
We look forward to hearing from you soon.
Yours sincerely,
Pamela A. Braun
President & CEO
Shell Expatriate Employment US Inc
I confirm that I have read this letter, the enclosed loan assignment agreement, the Waiver of Eligibility for Certain SEEUS Benefits and the Confidentiality & Intellectual Property Agreement for Employees, and that I agree to be bound by these documents, which together constitute my Contract of Employment. I also confirm that I have read the Statement of General Business Principles and I undertake to abide by the letter and spirit of those Principles accordingly in the execution of my duties.

Signature	Date
Enclosures:
A copy of this letter
Two copies of the loan assignment agreement
A copy of the Waiver of Eligibility for Certain SEEUS Benefits
Two copies of the Confidentiality & Intellectual Property Agreement for Employees
The “Summary of Remuneration and Benefits”
A copy of the Statement of General Business Principles

SUMMARY OF REMUNERATION AND BENEFITS
Linda Z. Cook
This summary sets out various components of your remuneration under and benefits related to the Contract of Employment dated 22 July 2005.
When used in this document, the term “Contract of Employment” shall have the meaning ascribed thereto in the letter dated 22 July 2005.
Please note that this summary serves information purposes only, and that no rights can be derived from it. Actual entitlements, if any, under the various plans and arrangements referenced below will be determined by applicable policies and the relevant plan rules and arrangements in force from time to time.
General
The Remuneration Committee (REMCO) of the Board of Royal Dutch Shell plc determines and agrees with the Board the remuneration policy for Executive Directors and, within that policy, determines individual remuneration packages.
Their current guiding principles in relation to remuneration are that:
•	Remuneration should have a strong performance focus. There should be an emphasis on performance based variable compensation, primarily focused around annual and long term incentives.

•	Overall remuneration levels should be competitive against a peer group of the other integrated oil majors and major UK and Dutch global companies.
Details of your remuneration and benefits will be disclosed in the N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“Royal Dutch”), The “Shell” Transport and Trading Company, Plc. (“ST&T”) and/or Royal Dutch Shell plc (“RDS”) Annual Reports and certain related publications, as applicable, as part of the Board’s Remuneration Report, and may be disclosed in other publications as required by law or applicable codes.
1. Base Pay
Your base salary will be € 850,000 gross per annum.
Your base salary will be fully pensionable and will be converted into a US-dollar amount for SEEUS pension and benefit plan purposes on a quarterly basis (or more frequently as advised by U.S. Tax Counsel) to account for future exchange rate fluctuations.
Part of your salary instalments will be paid out in US dollars in the US and part in Euros in the Netherlands. Please indicate the number of Euros you would like to receive in your Netherlands account. You may change this amount during your assignment if required. Your Euro salary instalments will be paid on a monthly basis. Your dollar instalments will be paid semi-monthly in arrears.

Applicability of the 30% rule
Pursuant to the pertinent resolution of the Dutch State Secretary of Finance the 30% arrangement will be applied to you. The main features of this arrangement can be summarized as follows:
•	You will be paid a tax-free allowance that does not exceed 30% of your total remuneration. The resulting tax benefit will fall to the Company (with some exceptions, see below);
•	Application of the 30% rule will result in a reduced gross salary plus a tax-free supplement, with the net result being equal to the pay you would have received if the rule had not been applied. Consequently, there will not be any adverse effects on the total remuneration payable to you under your Contract of Employment;
•	The resulting tax benefit from deferred bonus awards, stock options, LTIP and the new Long-Term Incentive Plan will accrue to you rather than to the Company.
2. Discretionary Items
Bonus
Bonus payments are discretionary. The on-target bonus level for 2005 is 100% of base pay. As for all Executive Directors, the level of any bonus payable for each year is based on REMCO’s recommendation, which amongst other things, is based on an assessment of the Shell Group’s performance against the Shell Group Scorecard. There is currently no individual performance component in the bonus payable to each Executive Director.
Annual bonuses awarded are normally paid in April following the end of the performance year to which they relate.
Under the SEEUS retirement plans your bonus actually received or deferred is taken into account in determining your pensionable earnings.
Share Based Plans
You will be eligible to be considered for awards under two plans, the Long-Term Incentive Plan and the Deferred Bonus plan. These plans will replace the current Long-Term Incentive Plan and the Stock Option Plan.
These plans will be operated at the discretion of RDS and may be amended, varied or withdrawn at any time. Participation in these plans and awards granted will be discretionary and subject to the relevant plan rules. Awards, if any, are usually granted in March.
Revised Long-Term Incentive Plan
The Long-Term Incentive Plan provides for the conditional award of shares in RDS. The level of any award will be determined annually.

Shares will be released after three years in accordance with the rules of the Plan, subject to satisfaction of a performance target over a three year performance period.
Under the plan submitted to Shareholders for approval in June 2005, the number of shares received will amongst other things depend on the performance of RDS as measured by Total Shareholder Return (TSR), against BP, ChevronTexaco, ExxonMobil and Total as follows:
1.	up to 200% of an award may be released if RDS is in first place;

2.	up to 150% of an award may be released if RDS is in second place;

3.	up to 80% of an award may be released if RDS is in third place; and

4.	no shares may be released if RDS is in fourth or fifth place.
REMCO will additionally assure itself that the underlying performance of RDS over the performance period is satisfactory before recommending the proportion of an award that may be released. In reaching these recommendations, it will consider the Shell Group Scorecard results, excluding TSR, over the performance period, as the Scorecard measures financial performance and operational excellence. REMCO may also exercise its discretion in recommending vesting levels if TSR results are tightly clustered.
Further information and details about the Plan can be found in the plan rules.
Revised Deferred Bonus Plan
Under the revised Deferred Bonus Plan, you may be invited to defer up to one half of any gross bonus awarded into Royal Dutch Shell plc shares (“deferred bonus shares”).
You would then be awarded one “matching share” for every four deferred bonus shares. Up to three further performance-based matching shares may be awarded, depending on the Total Shareholder Return (TSR) of RDS against BP, ChevronTexaco, ExxonMobil and Total as follows:
1.	TSR ranked 1st: three performance-based matching shares;

2.	TSR ranked 2nd: two performance-based matching shares;

3.	TSR ranked 3rd: one performance-based matching share;

4.	TSR ranked 4th or 5th: no performance-based matching shares.
Subject to the rules of the revised Deferred Bonus Plan (which will include requirements around continued service) deferred bonus shares and matching shares are released three years after deferral, along with “dividend shares” equivalent to the value of the dividends on the vested shares.
The next opportunity for you to elect to defer your bonus is in respect of your 2006 performance year bonus. We will send you further details later this year.
From the 2006 performance year, 25% of your bonus will be compulsorily deferred under the terms of this plan.
For further information about the Plan, please refer to the Plan rules.

You are not eligible to participate in the US SEG Benefits Plan for deferral of base salary and bonus provided you have signed the Waiver of Eligibility for Certain SEEUS Benefits.
Awards and elections under share based plans in force before 1 August 2005
You will be informed separately of your continuing awards and entitlements, if any, under the (versions of the) Deferred Bonus Plan, Stock Option Plan and the Long Term Incentive Plan previously in force before.
Taxation
You will be responsible for meeting your Dutch and US tax liabilities on all your elements of your income. However, in the unexpected situation where you are subject to both double tax, without an offsetting credit, deduction, or exemption, in the US and the Netherlands on the same employment income, the Shell Group will reimburse that portion of the tax liability in excess of Dutch liability. Such reimbursement shall be paid within 60 days after a determination by Deloitte & Touche that such reimbursement is payable.
The Shell Group will also meet any tax liabilities, Dutch and/or US, on any item in this note which is marked “net of tax”.
External appointments
Monetary payments received by you from external appointments (i.e. outside directorships and similar sources) are required to be paid over to and retained by the employer. Fees paid in stock and / or stock entitlements are for your account, including the related taxation thereon. Disclosure of the latter is subject to applicable corporate governance regulations.
3. Benefits
Employee Share Purchase Plans
You are not currently eligible to participate in the Global Employee Share Purchase Plan or the Global Employee Share Purchase Plan (US).
Vacation
You are entitled to 30 working days of holiday leave per year. Local policy and practice may designate up to two ‘bridging days’ (collective days off) per year.
Pension
You will continue to participate in the SEEUS retirement plans in accordance with their terms. Although the US does not have a normal retirement date at age 60, as an Executive Director of RDS you are expected to retire on 30 June following your 60th birthday. In your case this is 30 June 2018. Early retirement by mutual consent at age 60 is facilitated under US benefit programs through a supplemental pension benefit with enhanced age and service credit for members who elect to retire at age 60.

Standard Benefits
Unless otherwise stated in your Contract of Employment, as an employee of SEEUS, you will be eligible to participate in SEEUS’ benefits and savings plans. These benefits are provided in accordance with the SEEUS policies and practices which may be changed from time to time.
In addition to the benefits identified in this note for which you are not eligible, you will not be eligible for:
•	A housing allowance;
•	A Commodities & Services allowance;
•	An expatriate premium allowance;
•	Financial counselling.
You may be asked to sign a waiver of eligibility for certain of these benefits.
Health Insurance
You will maintain participation in the Shell Global Expatriate Medical Scheme.
Government Programmes
You will continue to participate in US FICA, Workers Compensation and Unemployment for the first five years of your employment in the Netherlands. After 1 August 2009, this is subject to revision on the basis of the US — NL social security treaty.
You will continue to participate in US FICA, Workers Compensation and Unemployment for the first five years of your employment in the Netherlands. After five years this is subject to revision on the basis of the US — NL social security treaty.
Housing
For so long as you continue to make use of the transit housing originally provided for you, the rental charge — at market value — will be for your personal account. Any utility charges related to the transit housing at any time are also for personal account.
If you purchase a new property prior to 1 August 2005 you will be eligible for a ‘home purchase allowance’ (“Kosten koper”) intended to cover conveyance tax, notary fees, estate agent’s fees, etc. charged when a property is purchased. The allowance is maximized at 31% of €850,000 (i.e. your base salary) (net of tax).
If you purchase a new property prior to 1 August 2005, you will also be eligible for equity loss protection experienced due to market value declines outside of your control (loss on home sale benefit). The loss on sale is calculated by the difference between the original purchase price of the home (as stated in the home purchase contract) and the sales price you negotiate with a buyer. Your employer or another designated Shell company will cover for the full loss on sale (net of tax).
Any capital improvements to the property you may wish to undertake will not be taken into account in the loss on sale calculation.
Education
Your employer will pay the costs of your children’s secondary education in the Netherlands while they attend an international school (or equivalent), or, if applicable,

the costs of appropriate secondary education in the US, such as through boarding schools (or equivalent) (net of tax).
Tax Return Preparation
Your employer or another designated Shell company will provide for any tax return preparation assistance required to meet your Dutch tax liabilities. With regard to your US tax return preparation, your employer or another designated Shell company will seek external advice for you and pay for the fees concerned in line with general SEEUS policy (net of tax).
Loans
Executive Directors of RDS are prohibited from holding company loans.
Additional Discretionary Benefits
The following additional discretionary benefits are also currently available to you:
Company provided limousine and chauffeur
A dedicated vehicle and driver will be available to you to provide transport for business related purposes. This will generally cover travel:
•	from home to work (and vice versa);

•	to business meetings and representations within the Netherlands; and

•	to and from the airport.
The facility is not available for private purposes, such as holidays. It is not available for use by your family unless they are accompanying you on official company business or to attend a function in an official Shell capacity or another business reason.
Company Car
You are entitled to a company lease car or car allowance. Further information about the company car can be found in the Netherlands company car lease scheme, of which a copy will be provided to you upon request.
Corporate Aircraft
As an ‘A’ Priority authorized user you may use and schedule short haul, medium range and intercontinental flights from the Corporate Fleet as you require for business purposes. The same restrictions for private and family use apply as for the use of the Company provided limousine.
You may also be called upon to authorize flights initiated by B and C Priority users and others.
Ebury Street Flat
You are entitled to the use of an Ebury Street flat when you are visiting London for business purposes. Your spouse and family may also use the flat when you use it on business visits. The flat is not available for non-business related visits.
Representation Allowance
You will receive a monthly representation allowance of € 625 (€ 7,500 per annum). The allowance, which is tax-free, is intended to cover:
i)	Costs relating to home entertainment, business receptions, gifts and flowers to employees and third parties;

ii)	Membership fees (both professional bodies and clubs);

iii)	Professional literature; and

iv)	The use of private telephone, PC and other equipment for business purposes.
Items i), ii) and iii) should therefore not be claimed as business expenses unless your expenditure exceeds € 450 per item. Business expenses under item iv) can be claimed if they exceed € 135 per month. Memberships and related costs of industry clubs where this is a requirement for Shell representation are for company account.
Typical expenses covered by an expense claim and additional to the representation allowance include: accommodation, travel (flights), meals, business phone calls and transportation (taxis).
It is worth noting that the expense claims procedure in the Netherlands requires you to submit regular claims for actual expenses incurred in the pursuit of your duties. The current process is manual and claims are submitted to and authorized by the Senior Financial Officer in The Hague, currently Bart van der Steenstraten (SI-FH).
The tax authorities may require proof of actual expenses to substantiate the tax-free nature of the allowance.
Home Security
An audit of the security arrangements is provided in respect of your home. This audit covers such items as: perimeter protection, lighting, physical protection of the building, intrusion detection and alarm response systems. Only necessary costs for security as detailed in the audit, that are not cosmetic home improvements, are for company account.
Petrol Discount
As per current policies, you are entitled to a petrol discount with a maximum of €475 per annum (net of tax).
Other Benefits
Other discretionary items like savings schemes, insurances are provided in accordance with the policies and practices for Netherlands staff, which may be changed from time to time.
22 July 2005